May 9, 2012

Christian Windsor, Special Counsel

Financial Services Group

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	HomeTrust Bancshares, Inc. Registration Statement on Form S-1/A
File Number 333-178817

Dear Mr. Windsor:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client HomeTrust Bancshares, Inc. (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. Three (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the staff of the Securities and Exchange Commission in its letter dated May 8, 2012 (the “Comment Letter”). The Holding Company’s responses to the staff’s comments are numbered to correspond to the numbered comments in the Comment Letters. Page numbers referred to in the response refer to the marked copy of the Amendment provided to the staff.

The Amendment is marked to show all revisions to Amendment No. Two made on April 25, 2012. In accordance with the regulations of the Office of the Comptroller of the Currency, the amount of the offering is based on an appraisal of the Holding Company post-closing.

Prospectus Cover Page

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures.

•	Describe how and when a company may lose emerging growth company status;

Christian Windsor

Securities and Exchange Commission

May 9, 2012

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The cover page and pages 33-34, 39, 64 and 160-161 of the prospectus have been revised in response to this comment.

The Companies, page 1

2.	Please revise this section to summarize the various restrictions imposed on you by the Office of the Comptroller of the Currency.

Response: Page 3 of the prospectus has been revised in response to this comment.

Dividends, page 11

3.	Please revise this section to disclose that you are prohibited from paying any dividends by an order of the Office of Comptroller of the Currency unless you receive its approval.

Response: Page 11 of the prospectus has been revised in response to this comment.

Risk Factors, page 21

HomeTrust Bank is subject to an Individual Minimum Capital Requirement…, page 30

4.	We note your response to comment 2 of our letter to you dated March 27, 2012. Please revise the risk factor on page 30 to address the risks to you that you will fail to meet your minimum capital requirements if this offering is not consummated or only raises the minimum amount and the consequences to you (including the need to sell assets).

Response: Page 30 of the prospectus has been revised in response to this comment.

Christian Windsor

Securities and Exchange Commission

May 9, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

5.	We note your response to prior comment 3, and the staff is not able to agree that the changes made to page 30 and 60 are adequate to provide potential investors with the impact of regulatory actions taken against HomeTrust. As requested in prior comment 3 of our letter dated March 27, 2012, provide management’s view of the impact of the IMCR or any other regulatory order upon your current prospects, including your need to retain capital and avoid further acquisitions after a successful offering. Also, please clarify your disclosure to discuss all material actions that management has taken, or expects to take in order to meet the requirements of the IMCR. Finally, please clarify that without a successful sale of shares as required by this offering, you will not be able to meet the terms of your capital plan and that while you currently are in compliance with the IMCR capital requirement your margin for error is very thin, and any further impairments or losses may push you below the required minimums.

Response: Page 62 of the prospectus has been revised in response to this comment.

Marketing Arrangements, page 175

6.	You indicated that the conversion mechanics of HomeTrust Bancshares, Inc. are “substantially similar” to the conversion mechanics in the Trident Letters. Please explain how they differ.

Response: The primary difference between the conversion mechanics of the Holding Company’s transaction and those described in the Trident Letters is that the DVP process to be utilized in the Holding Company’s transaction was not utilized in the Trident Letters. However, neither the Holding Company nor Keefe, Bruyette & Woods, Inc. (“KBW”) believes this difference is material to the analysis of compliance with Rule 15c2-4 (or Rule 10b-9). The DVP process and the sweep process are both payment procedures for investors in the syndicated community offering. In both cases, on the closing date, the funds will be transferred to the Bank to be held in a federally insured and segregated account until all closing conditions to the offering, as set forth in the Agency Agreement, are met. In addition, in both cases, if the closing of the offering does not occur, either as a result of not confirming receipt of funds sufficient to purchase the minimum number of shares or the inability to satisfy other closing conditions to the offering, the funds will be promptly returned.

A second difference is the timing of when funds are debited from the sweep accounts. In the Trident Letters, accounts were debited on the settlement date, which date was five business days after the order date, which is described in the Trident Letters as the date on which orders are submitted. The closing then occurred five to seven days after the settlement date. In the Holding Company’s transaction, settlement and closing will occur on the same day, which will be three

Christian Windsor

Securities and Exchange Commission

May 9, 2012

business days after pricing. On the pricing date, the Company’s board of directors will approve the number of shares to be sold in the offering and all orders will be confirmed (in some circumstances confirmations may occur the following business day). On the closing date, all funds will be received by the Bank and the closing of the transaction will occur. See response to Comment No. 7 for more details on the closing mechanics.

A third difference is the number of dealers wiring funds to HomeTrust Bank. In the Trident Letters, each selected dealer would remit funds to the institution to the account that the institution established in the name of the selected dealer. In the Holding Company’s transaction, swept funds and DVP funds will be aggregated by KBW as syndicate manager and KBW will wire these funds to a segregated account at the Bank. However, in both cases and as mentioned below, each customer’s funds will be insured up to applicable federal limits pursuant to the regulations of the Federal Deposit Insurance Corporation.

Immaterial differences include the following:

•	The conversion transactions detailed in the Trident Letters did not involve the formation of a holding company. Rather, the offering was conducted by the converted institution itself.

This issue does not have any bearing on compliance with Rule 15c2-4.

7.	Please provide additional information regarding the manner in which the DVP portion of the syndicated community offering in the conversion offering will be conducted in compliance with provisions of Rule 10b-9. More specifically, please provide a more detailed, chronological timeline of the DVP portion of the syndicated community offering from receipt of indication of interest through the closing of the offering, showing details such as when the funds are placed in a segregated account, when sale of the minimum number of shares is calculated and when closing occurs. Please also discuss the operation of the deposit account which will hold funds submitted in payment for shares subscribed or ordered in this aspect of the conversion offering.

Response: A more detailed chronological timeline of the offering is set forth below:

1.	Holding Company, KBW and other selected dealers receive indications of interest from potential investors. Such indications generally set forth a maximum number or range of shares to be purchased by the investor and indicate at what level in the valuation range the investor is willing to make an investment. At this time KBW and the Holding Company will confirm the payment process (DVP or sweep) to be utilized by such investor.

2.	Once sufficient indications of interest for at least the minimum number of shares have been received (taking into account orders/funds received in the subscription and community offerings), the Holding Company will submit a preliminary final valuation to the OCC for preclearance. Assuming receipt of indications of regulatory approvals from the OCC, the Holding Company and KBW will set a proposed pricing date and closing date and inform the relevant investors in the syndicated community offering of this timing.

Christian Windsor

Securities and Exchange Commission

May 9, 2012

3.	On the pricing date, the Holding Company’s board of directors will approve the number of shares to be sold in the offering and authorize the submission of the final valuation for regulatory approval. On the pricing date (or in some circumstances the following business day), all orders that have been accepted will be confirmed.

4.	The closing will occur three business days after the pricing date.

5.	By approximately 9:00 a.m. on the morning of closing, the Holding Company (and its affiliated parties) and KBW will confirm that all closing conditions necessary to close the conversion transaction, other than receipt of all sweep and DVP funds, have been met. This includes receipt of all required regulatory approvals, subscriptions for at least the minimum number of shares and all certifications, legal opinions and other documents customary for the closing of a public offering.

6.	By approximately 10:00 a.m. on the morning of closing, KBW will initiate sweep of funds from accounts of its customers as well as customers of other syndicated members.

7.	Also by approximately 10:00 a.m. on the morning of closing, Holding Company through its transfer agent will instruct DTC to move shares of common stock in an amount equal to the number of shares to be purchased on a DVP basis “free” to KBW through the facilities of DTC.

8.	KBW will then book the shares to the appropriate investor account on a DVP basis.

9.	Swept funds will be aggregated by KBW as syndicate manager and KBW will wire these funds to a segregated account at the Bank. KBW will also wire the DVP funds to a segregated account at the Bank (see below for more information with respect to these accounts).

10.	After receipt of all sweep account funds and DVP funds, Holding Company (and its affiliated parties) and KBW will confirm that the Holding Company has received funds for the number of shares to be sold in the offering, which must at least be the minimum number of shares specified in the prospectus.

11.	If Step #10 is confirmed, then the conversion transaction and stock offering closes effective at the end of the closing day.

12.	If Step #10 cannot be confirmed, then the transactions conducted through the services of DTC in Steps #7 and #8 will be promptly reversed that same day and all shares issued will be cancelled. In addition, all funds in the segregated accounts will be promptly refunded to investors and all holds on deposit accounts will be lifted. The Holding Company would be able to reverse the DTC and DVP transactions because trading in the common stock of the Holding Company will not occur until the Holding Company has confirmed with the stock exchange that the offering has closed, and even then trading does not commence until the next business day after closing.

Christian Windsor

Securities and Exchange Commission

May 9, 2012

13.	If the stock offering closes, the Holding Company, through its transfer agent, issues certificated shares of common stock to all subscribers in the subscription and community offering.

14.	Holding Company pays interest on all funds held in segregated accounts for more than one day.

15.	Trading commences on the next business day after closing.

Prior to closing, KBW, as syndicate manager, will have established a separate account at HomeTrust Bank. Similar to what was described in the Trident Letters, KBW will send with the funds a written list of the name of the customer and the amount of stock being purchased by each customer. Pursuant to Federal Deposit Insurance Corporation regulation 12 C.F.R. 330.5(a)(2), which permits a single custodial account to be insured up to applicable Federal Deposit Insurance Corporation’s limits for each beneficial owner, each customer’s funds will be insured up to applicable federal limits. In addition, as discussed in our previous response, as a federally chartered and federally insured depository institution conducting a regulated conversion transaction, HomeTrust Bank must hold investors funds in accordance with the OCC’s extensive conversion regulations and the Federal Deposit Insurance Corporation’s various regulations regarding maintenance of deposit accounts.

* * * * *

We will provide requests from the Holding Company and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them. Additionally, in response to the staff’s request, the Holding Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Holding Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or comments with respect to these responses to comments, please call the undersigned at (202) 295-4513 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

Dave M. Muchnikoff

Christian Windsor

Securities and Exchange Commission

May 9, 2012

cc: (Hard copy by messenger)

Todd K. Schiffman, Assistant Director

            Mail Stop 4561

Jonathan Gottlieb, Staff Attorney

            Mail Stop 4561

David Irving, Staff Accountant

            Mail Stop 4561

Marc Thomas, Staff Accountant

            Mail Stop 4561